March 17, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Phil Rothenberg, Staff Attorney Kathy Collins, Branch Chief
Melissa Feider, Staff Accountant

Re:	Responsys, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 8, 2011
File No. 333-171377

Ladies and Gentlemen:

We are submitting this letter on behalf of Responsys, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 28, 2011 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-171377) filed with the Commission on February 8, 2011 (the “Registration Statement”). Amendment No. 2 to the Registration Statement is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

The Company respectfully advises the Staff that it intends to update the principal and selling stockholders table to a more recent date and to provide the amount of shares being offered by the selling stockholders and any disclosure required under Item 507 of Regulation S-K in a subsequent amendment to the Registration Statement. The Company further advises the Staff that in response to prior comment 54, it has updated the disclosures on pages 76 and 78-80 of the prospectus to reflect the assignment of members of the board of directors to classes, effective as of the completion of the offering and the appointment of Edwin J. Gillis to the board of directors and the audit committee of the board of directors.

General

1.	Please update your audited financial statements to be through December 31, 2010 pursuant to Rule 3-12(b) of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated its audited financial statements and related disclosures to be through December 31, 2010 pursuant to Rule 3-12(b) of Regulation S-X.

Risk Factors

We have experienced rapid growth in recent periods . . ., page 20

2.	We note that in addition to Eservices, you also have a fifty-percent owned unconsolidated affiliate with operations in Denmark. Please describe the nature and amount of this investment and why it is not consolidated. Additionally, please tell us why you have not provided any footnote disclosures for this investment.

The Company supplementally advises the Staff that in July 2010 it and Marketing Technologies ApS, a Denmark company, each invested DKK 1,000,000 (or approximately USD $160,000) in Responsys Denmark A/S, a company established to exclusively market and service the Responsys Interact Suite in Denmark. The Company does not have voting control of Responsys Denmark A/S and as such did not consolidate the entity as of and for the year ended December 31, 2010. The Company concluded that the investment was immaterial to the Company’s financial statements and as such did not provide any footnote disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Nine Months Ended September 30, 2009 and 2010, page 43

3.	We note your revised disclosure regarding the causes of the increase in subscription revenues. We also note, however, that your revised disclosure does not account for approximately $2.6 million of the increase in subscription revenue. With a view towards disclosure, please advise.

In response to the Staff’s comments, the Company has revised its disclosure to address the increase in subscription revenue from the year ended December 31, 2009 to the year ended December 31, 2010. The increases were primarily due to a $7.4 million increase from new customers, a $5.4 million increase from existing customers and a $3.1 million increase in revenue from messages sent above contracted levels.

Operations, page 75

4.	Please briefly explain what a SAS 70 Type II audit is.

In response to the Staff’s comment, the Company has revised its disclosure to remove reference to SAS 70 Type II audits, as it does not believe that the disclosure adds to an understanding of the Company’s operations. The Company supplementally advises the Staff that a SAS 70 Type II audit is an audit performed to report on the controls placed in operation at a data center and the results of tests of the effectiveness of such controls.

Consolidated Financial Statements

Note 10, Preferred Stock, page F-26

5.	You indicate in your response to prior comment 65 that you did not file your preferred stock agreements as exhibits since they were entered into more than two years before the filing date of the Registration Statement and preferred stock will cease to be outstanding upon the closing of the offering. Item 601(b)(10)(i) of Regulation S-K requires contracts not made in the ordinary course of business to also be filed if contracts are to be performed in whole or in part at or after the filing. Additionally, Item 601(b)(4)(i) of Regulation S-K requires instruments defining the rights of holders of equity securities being registered to be filed as exhibits. Since the preferred stock agreements were outstanding at the filing date and convert into common stock, which is being registered, we believe they should be filed as exhibits.

The Company respectfully advises the Staff that its performance obligations under the preferred stock purchase agreements for the Series A, Series B, Series C, Series D and Series E preferred stock were satisfied when, pursuant to the terms and conditions set forth in those agreements, the Company authorized and issued shares of preferred stock pursuant to the Company’s amended and restated articles of incorporation that were filed with the California Secretary of State at the time of each issuance. The current rights and preferences of the Company’s shareholders are set forth in and governed by the Company’s Amended and Restated Articles of Incorporation filed with the California Secretary of State on December 26, 2002 (the “California Articles of Incorporation”) and the Bylaws of the Company, as amended through November 4, 2002 (the “California Bylaws”).

The Company has not filed the California Articles of Incorporation and California Bylaws as exhibits to the Registration Statement because prior to the completion of the offering, the Company intends to reincorporate in Delaware by merging with and into its wholly-owned subsidiary in Delaware, Responsys, Inc. (“Responsys Delaware”), which was created for the sole purpose of effecting the reincorporation merger. Upon reincorporation, the California Articles of Incorporation and California Bylaws will terminate and the rights and preferences of the Company’s shareholders will be governed by the Restated Certificate of Incorporation of Responsys Delaware (the “Delaware Certificate of Incorporation”) and the Bylaws adopted by Responsys Delaware (the “Delaware Bylaws”). The Company intends to file the Delaware

Certificate of Incorporation and Delaware Bylaws as exhibits 3.1 and 3.2 to the Registration Statement following the completion of the reincorporation merger.

The Company was concerned that filing the California Articles of Incorporation and California Bylaws would cause confusion because the rights set forth therein will terminate upon reincorporation in Delaware and prior to the completion of the offering. However, in response to the Staff’s comment, the Company has filed the California Articles of Incorporation and the California Bylaws as exhibits 3.5 and 3.6 to the Registration Statement. In addition to the California Articles of Incorporation and California Bylaws, certain stockholders have rights set forth in the Third Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) that was filed as exhibit 4.2 to the Registration Statement and the Second Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Right of First Refusal Agreement”) that is being filed as exhibit 4.4 to the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that shareholder rights under the Right of First Refusal Agreement shall terminate upon the completion of this offering pursuant to Section 7(d) thereof. However, certain registration rights in the Investors’ Rights Agreement shall survive the completion of this offering.

* * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R.Vetter

cc:	Daniel D. Springer, Chief Executive Officer
Christian A. Paul, Chief Financial Officer
Julian K. Ong, Vice President, General Counsel and Secretary
Responsys, Inc.

Gordon K. Davidson
Fenwick & West LLP

Sarah K. Solum
Davis Polk & Wardwell LLP

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